UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

CUMMINS INC.
(Name of issuer of the securities held pursuant to the plan)

Commission File Number 1-4949.

Incorporated in the State of Indiana I.R.S. Employer Identification
                                                   No. 35-0257090

500 Jackson Street, Box 3005, Columbus, Indiana 47202-3005
(Address of Principal Executive Office)

Telephone Number: (812) 377-5000

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLANS

AS OF DECEMBER 31, 2000 AND 1999

TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

(Full title of the plan)

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLANS

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Public Accountants	2
Combining Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	3-4
Combining Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2000, and 1999	5-6
Notes to Financial Statements	7-17

Schedule I -- Schedule of Assets Held for Investment Purposes as of December 31, 2000	18-20
Schedule I-A -- Schedule of Assets Held for Investment Purposes as of December 31, 2000	21
Schedule II -- Schedule of Matching Contribution Formulas as of December 31, 2000	22-23
Schedule III -- Schedule of Employing Locations by Plan as of December 31, 2000	24
Schedule IV -- Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible as of December 31, 2000	25

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Policy Committee
of Cummins Inc.:

We have audited the accompanying combining statements of net assets available for benefits of the CUMMINS ENGINE COMPANY, INC. AND AFFILIATES RETIREMENT AND SAVINGS PLANS (the Plans) as of December 31, 2000 and 1999, and the related combining statements of changes in net assets available for benefits, for the years ended December 31, 2000 and 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2000 and 1999, and the changes in the net assets available for benefits for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, matching contribution formulas, employing locations by plan, and loans or fixed income obligations in default or classified as uncollectible are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Indianapolis, Indiana,
June 15, 2001.

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLANS
COMBINING STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000
($ in 000's)

ASSETS: Cash and investments:	Salaried	Bargaining	ONAN	Lubricon	CDC	Total
Cash and cash equivalents	$ 1,210	$ -	$ -	$ -	$ -	$ 1,210
Cummins Engine Company, Inc., Fixed Income Fund at contract value (Note 3)	95,264	128,837	19,744	10	8,580	252,435
Investments at market value (Note 3)	452,838	156,680	91,113	492	26,155	727,278
Participant loans	3,857	3,191	708	27	1,296	9,079
Total cash and investments	553,169	288,708	111,565	529	36,031	990,002

Receivables: Employer contributions	4,246	2,304	111	-	667	7,328
Employee contributions	1,846	1,405	389	-	178	3,818
Employee loan repayments	276	208	64	-	67	615
Accrued interest	2	-	-	-	-	2
Total receivables	6,370	3,917	564	-	912	11,763
Total assets	559,539	292,625	112,129	529	36,943	1,001,765

LIABILITIES: Interest payable	1,507	-	-	-	-	1,507
Note payable - ESOP	58,150	-	-	-	-	58,150
Administrative fees payable	-	-	-	-	-	-
Total liabilities	59,657	-	-	-	-	59,657
Net assets	$499,882 =======	$292,625 =======	$112,129 =======	$ 529 =====	$36,943 ======	$ 942,108 ========

The accompanying notes and schedules are an integral part of these statements.

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLANS
COMBINING STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999
($ in 000's)

ASSETS: Cash and investments:	Salaried	Bargaining	ONAN	Lubricon	CDC	Total
Cash and cash equivalents	$ 1,120	$ -	$ -	$ -	$ -	$ 1,120
Cummins Engine Company, Inc., Fixed Income Fund at contract value (Note 3)	109,446	131,415	21,473	10	10,135	272,479
Investments at market value (Note 3)	484,983	170,778	98,515	551	26,066	780,893
Participant loans	4,430	3,594	1,015	27	1,218	10,284
Total cash and investments	599,979	305,787	121,003	588	37,419	1,064,776

Receivables: Employer contributions	7,552	1,527	113	-	674	9,866
Employee contributions	1,704	1,472	368	-	224	3,768
Employee loan repayments	280	218	64	-	42	604
Accrued interest	1	-	-	-	-	1
Total receivables	9,537	3,217	545	-	940	14,239
Total assets	609,516	309,004	121,548	588	38,359	1,079,015

LIABILITIES: Interest payable	1,710	-	-	-	-	1,710
Note payable - ESOP	60,950	-	-	-	-	60,950
Administrative fees payable	4	5	1	-	-	10
Total liabilities	62,664	5	1	-	-	62,670
Net assets	$546,852 =======	$308,999 =======	$121,547 =======	$ 588 =====	$38,359 ======	$1,016,345 ========

The accompanying notes and schedules are an integral part of these statements.

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLANS
COMBINING STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000
($ in 000's)

NET ASSETS, beginning of year	Salaried $546,852	Bargaining $308,999	ONAN $121,547	Lubricon $ 588	CDC $38,359	Total $1,016,345
INVESTMENT INCOME (LOSS): Interest income	26	-	-	-	-	26
Dividend income	37,121	14,114	8,881	52	2,688	62,856
Net realized and unrealized depreciation in the value of investments	(79,734)	(16,444)	(14,018)	(106)	(4,432)	(114,734)
Total investment loss	(42,587)	(2,330)	(5,137)	(54)	(1,744)	(51,852)

LESS: Interest expense	(3,138)	-	-	-	-	(3,138)
Net investment loss	(45,725)	(2,330)	(5,137)	(54)	(1,744)	(54,990)

CONTRIBUTIONS: Employer	12,661	2,243	(123)	-	1,362	16,143
Employee	33,102	12,437	6,194	-	2,769	54,502
Rollover	1,941	106	349	-	335	2,731
Total contributions	47,704	14,786	6,420	-	4,466	73,376

PARTICIPANT WITHDRAWALS	(49,283)	(28,467)	(11,003)	(5)	(3,865)	(92,623)
INTER-PLAN TRANSFERS	334	(363)	302	-	(273)	-
NET ASSETS, end of year	$499,882 =======	$292,625 =======	$112,129 =======	$529 ====	$36,943 ======	$942,108 =======

The accompanying notes and schedules are an integral part of these statements.

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLANS
COMBINING STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
($ in 000's)

NET ASSETS, beginning of year	Salaried $449,773	Bargaining $280,590	ONAN $108,103	Lubricon $ 551	CDC $33,140	Total $872,157
INVESTMENT INCOME: Interest income	333	-	-	-	-	333
Dividend income	20,522	8,952	5,121	25	1,262	35,882
Net realized and unrealized depreciation in the value of investments	79,311	27,054	12,205	73	3,872	122,515
Total investment income	100,166	36,006	17,326	98	5,134	158,730

LESS: Interest expense	(3,419)	-	-	-	-	(3,419)
Net investment loss	96,747	36,006	17,326	98	5,134	155,311

CONTRIBUTIONS: Employer	15,685	1,473	73	-	1,346	18,577
Employee	25,321	14,234	5,253	-	2,706	47,514
Rollover	1,088	142	139	-	38	1,407
Total contributions	42,094	15,849	5,465	-	4,090	67,498

PARTICIPANT WITHDRAWALS	(40,880)	(23,154)	(10,574)	(61)	(3,952)	(78,621)
INTER-PLAN TRANSFERS	(882)	(292)	1,227	-	(53)	-
NET ASSETS, end of year	$546,852 =======	$308,999 =======	$121,547 =======	$588 ====	$38,359 ======	$1,016,345 ========

The accompanying notes and schedules are an integral part of these statements.

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

(Amounts stated in 000's, except share and per share amounts)

1. SUMMARY OF THE PLAN

The Cummins Engine Company, Inc. and Affiliates (the Company or the Companies) Retirement and Savings Plans (the Plan or the Plans) are defined contribution plans that cover five employee groups, as described in Note 3. Participants have the opportunity to make pre-tax and after-tax contributions to the plan. Details of the plans are described in Note 2 and Note 3.

2. DESCRIPTION OF THE PLANS

Participation

Substantially all full-time, domestic employees of the Company and designated subsidiaries are eligible to participate in one of the Plans as soon as administratively possible. Nonresident aliens employed by the Company or a foreign subsidiary are eligible to participate if the Company owns at least 80 percent of the foreign subsidiary's common stock.

The Plans encourage voluntary savings through regular payroll deductions. Subject to limitations contained in the Internal Revenue Code and Regulations, participants may contribute up to 15 percent of gross pay (10 percent with respect to certain highly compensated participants) as pre-tax contributions, and 10 percent of gross pay as after-tax contributions (not to exceed 20 percent in total). In addition, participants are permitted to make voluntary additional after-tax contributions once each year.

Either at the end of each Plan year or on a monthly basis, the Companies make matching contributions for each participant's pre-tax and after-tax contributions that remain in the Plans at the end of the Plan year or month. The formulas for these matches, as set forth in the Plans, vary for each Company (see Schedule II). Certain groups of participants receive cash matches and other groups participate in the ESOP and Flexi Trust (as described below) and receive matching contributions in the form of Company common stock.

In July 1989, the Company established the ESOP Trust and sold 2,362,206 shares of its common stock at $31.75 per share (amounts reflect two-for-one common stock split) to the ESOP Trust in exchange for a $75,000 promissory note (the Note) secured by the shares. In December 1990, the ESOP Trust prepaid its then current indebtedness to the Company with proceeds from the issuance of $72,750 of 8.76 percent ESOP Notes due 1998 and guaranteed by the Company (see Note 6). The arrangement requires the Companies to contribute an aggregate annual amount to the ESOP Trust equal to the annual principal and interest payable under the terms of the Note after application of dividends paid on shares held in the ESOP Trust. As the ESOP Trust's indebtedness is repaid from these sources of funds, shares are allocated to the accounts of participants in the ESOP in relative proportion to each participant's contributions to the Plans as well as dividends received on shares previously allocated to the participant's account in the ESOP Trust. Effective July 1998 the ESOP Note was refinanced at 6.96 percent due 2010 and guaranteed by the Company (see Note 6). As of December 31, 2000, 1,335,574 shares were allocated and 1,026,632 remain unallocated in the ESOP Trust.

In January 1997, the Company established the Flexi Trust and sold 3,750,000 shares of its common stock at $48.25 per share to the Flexi Trust in exchange for a $180,938 promissory note at 7.65 percent due 2012 secured by the shares. In the event contributions to, and earnings of, the Trust are insufficient to satisfy any installment of principal and interest on the due date thereof, the Company (acting through the Trust Committee) may, in its discretion, forgive such installment to the extent of the insufficiency. As the Flexi Trust is a trust of the Company, its unallocated assets and the promissory note are not reflected in the Plans.

Participant and Company cash matching contributions are deposited in the Trust and then invested in the nine investment funds in accordance with participant elections. Account balances and contributions can be invested in one or more of the nine investment funds in multiples of 1 percent. Fund reallocations can be changed daily with a limit of four times per month. Common stock account balances in the ESOP and Flexi Trust accounts can not be redirected into the other investment options unless participants are 55 years of age or older. Investment income is allocated to participant accounts on a daily basis.

Participant Withdrawals

Participants are permitted to withdraw their after-tax contributions, the Company cash matching contributions (after remaining in the account for two full plan years) and accumulated earnings thereon. Participants are also permitted to take out loans (see Note 3). In the event of financial hardship, participants are permitted to withdraw pre-tax contributions and accumulated earnings thereon. In-service withdrawals from the ESOP account are prohibited.

Plan Payouts

Upon termination of employment, immediate distribution is made to those participants with account balances less than or equal to $5. Terminating participants with account balances greater than $5 must consent to any payment prior to the attainment of age 70 1/2. Participants who do not consent to immediate distribution may subsequently elect in writing to begin receiving benefits as soon as is practical, provided that in any event the distribution commences no later than April 1 of the Plan year following the Plan year in which age 70 1/2 occurs. Account balances remaining in the Plans will continue to share in the earnings of the investments prior to distribution. Distributions from the ESOP and Flexi Trust portions of the Plans are in whole shares of stock allocated to participant accounts, with cash for partial shares unless participants elect to receive the entire distribution in cash at current market value.

Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Upon partial or total termination of the Plan, the rights of each participant to all amounts then credited to his or her account will continue to be nonforfeitable.

      Voting Rights of Cummins Engine Company, Inc. Common Stock

Each participant in Cummins Engine Company, Inc. Common Stock Fund is entitled to direct the Vanguard Group (the Trustee) as to the manner of voting at each meeting of shareholders, all shares of Cummins Engine Company, Inc. Common Stock (including fractional shares), represented by the value of the participant's interest in the Cummins Engine Company, Inc. Common Stock Fund. The Trustee bases the voting for the unallocated shares on the relative proportion of votes that were received from participants for the allocated shares.

3. SUMMARY OF ACCOUNTING POLICIES

Basis of Combination

The Combining Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits reflect the financial activity of the Retirement and Savings Plans of Cummins Engine Company, Inc. and certain subsidiary companies. These Plans include:
  Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (Salaried Plan)
  Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees (Bargaining Plan)
  Cummins Engine Company, Inc. Retirement and Savings Plan for Onan Corporation Employees (Onan Plan)
  Cummins Engine Company, Inc. Retirement and Savings Plan for Lubricant Consultants, Inc. Employees (Lubricon Plan)
  Cummins Engine Company, Inc. Retirement and Savings Plan for Consolidated Diesel Company Employees (CDC Plan)

Trust Arrangements

A single trust arrangement is maintained with The Vanguard Group for the administration of all the investments in the Plans.

Accounting Method

Accounting records are maintained by the Trustee on a modified cash basis. All material adjustments have been made to present the financial statements under the accrual basis of accounting as required by accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investments

Investments held by the Trust are stated at market value except for the investment contracts within the Fixed Income Fund, which are stated at contract value. Changes in market value of the investments are reflected in net realized and unrealized appreciation (depreciation) on the Combining Statements of Changes in Net Assets Available for Benefits. Quoted market prices are used to value investments.

The following presents investments that represent 5 percent or more of the Plans' net assets at December 31:
	2000	1999
SALARIED PLAN:
Cummins Engine Company, Inc. Fixed Income Fund	$ 95,264	$109,446
Vanguard Wellington Fund	86,327	91,719
Vanguard U.S. Growth Fund	84,728	97,454
Vanguard Index Trust Fund	107,889	121,498
*Cummins Engine Company, Inc. Common Stock Fund	130,971	146,539

BARGAINING PLAN:
Cummins Engine Company, Inc. Fixed Income Fund	128,837	131,415
Vanguard Wellington Fund	52,580	56,541
Vanguard U.S. Growth Fund	29,766	34,876
Vanguard Index Trust Fund	42,106	49,017
Cummins Engine Company, Inc. Common Stock Fund	21,449	24,845

ONAN PLAN:
Cummins Engine Company, Inc. Fixed Income Fund	19,744	21,473
Vanguard Wellington Fund	25,130	29,073
Vanguard U.S. Growth Fund	21,448	26,746
Vanguard Index Trust Fund	26,888	31,327
Vanguard Explorer Fund	6,597	3,395
Cummins Engine Company, Inc. Common Stock Fund	6,745	5,652

LUBRICON PLAN:
Vanguard Wellington Fund	55	50
Vanguard U.S. Growth Fund	157	197
Vanguard Index Trust Fund	188	206
Vanguard Explorer Fund	52	47
Vanguard International Fund	37	40

CDC PLAN:
Cummins Engine Company, Inc. Fixed Income Fund	8,580	10,135
Vanguard Wellington Fund	5,711	6,015
Vanguard U.S. Growth Fund	7,293	8,192
Vanguard Index Trust Fund	7,594	8,667
Vanguard Explorer Fund	1,944	676
Cummins Engine Company, Inc. Common Stock Fund	2,558	1,883

*Includes non-participant directed

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2000	1999
SALARIED PLAN:
Mutual funds	$(57,584)	$31,625
Common stock	(28,357)	41,454
Fixed income fund	6,207	6,232
Total	$(79,734)	$79,311
	=======	======
BARGAINING PLAN:
Mutual funds	$(20,120)	$11,097
Common stock	(4,376)	8,436
Fixed income fund	8,052	7,521
Total	$(16,444)	$27,054
	=======	======
ONAN PLAN:
Mutual funds	$(14,552)	$ 7,866
Common stock	(689)	3,035
Fixed income fund	1,223	1,304
Total	$ (14,018)	$12,205
	=======	======
LUBRICON PLAN:
Mutual funds	$ (104)	$ 69
Common stock	(3)	3
Fixed income fund	1	1
Total	$ (106)	$ 73
	=======	======
CDC PLAN:
Mutual funds	$ (4,631)	$ 2,498
Common stock	(342)	846
Fixed income fund	541	528
Total	$ (4,432)	$ 3872
	=======	======

The Plan provides for investments in common stock, mutual funds and a fixed income fund that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Combining Statements of Net Assets Available for Benefits.

The Cummins Engine Company, Inc. ESOP and the Cummins Engine Company, Inc. FlexiFund, which are included on the Investments at market value in the Combining Statements of Net Assets available for Benefits in the Salaried Plan only, are non-participant directed. Information about the net assets and changes in net assets for those funds for the year ended and ending December 31, is as follows:

                                                                           2000                                       1999
	Unallocated	Allocated	Unallocated	Allocated
NET ASSETS:
Cummins Engine Company, Inc. ESOP	$(19,795)	$39,921	$ (5,062)	$49,055
Cummins Engine Company, Inc. FlexiFund	-	22,564	-	17,089

CHANGES IN NET ASSETS:
Employer contributions	3,735	8,788	3,460	12,063
Interest & dividends	2,422	758	1,265	312
Net (depreciation)/ appreciation	(10,681)	(13,143)	15,218	15,700
Benefits paid to participants	-	(2,717)	-	(6,716)
Other	(7,131)	(425)	(3,424)	(1,077)
	$(11,655) =======	$(6,739) ======	$16,519 ======	$20,282 ======

The Plan's investments in non-participant directed funds, at December 31, are presented in the following table.

                                                                           2000                                        1999

	Unallocated	Allocated	Unallocated	Allocated
Cummins Engine Company, Inc. ESOP
Number of Units	1,026,632	939,414	1,105,588	924,688
Cost	$32,596	$29,826	$ 35,102	$ 29,359
Market Value	38,948	35,639	53,411	44,674
Cummins Engine Company, Inc. FlexiFund
Number of Units	3,130,887	569,369	3,388,937	337,142
Cost	$ -	$27,472	$ -	$ 16,267
Market Value	-	21,600	-	16,288

The Fixed Income Fund consists primarily of insurance contracts and bank investment contracts with various insurance companies. The insurance companies maintain investment accounts for each contract. The accounts are credited with earnings on the underlying investments at interest rates ranging from 5.50 percent to 7.32 percent for 2000 and 1999 and charged for withdrawals and administrative expenses by the insurance companies. The contracts are included in the financial statements at contract value, as reported to the Plan by the investment administrator. Contract values represent contributions made under the contracts, plus earnings, less Plan withdrawals and administrative expenses. The crediting interest rate is based on an agreed upon formula with the issuer.

Like all the other investment alternatives, the Cummins Common Stock Fund is valued in units. The net asset value per unit fluctuates on a daily basis with the change in the price of Cummins Stock. At December 31, 2000 there were a total of 8,819,924 units and a net asset value of $64,826.

Net investment income (loss) of each fund is allocated to each Plan based on the relationship of each Plan's investment in the fund to the total investment in the fund. Net investment income (loss) is likewise allocated to participants based on the relationship of participant account balances in each fund to the total balance in each fund.

       Vesting

The interest of a participant or a former participant in his or her tax-deferred and after-tax contribution account, including the Company matching cash contributions, ESOP shares, Flexi Trust shares, and earnings thereon shall at all times be nonforfeitable and fully vested.

       Participant Loans

The Plans permit participants to borrow portions of their accounts subject to Department of Labor regulations. Participants may take out loans limited to the lessor of $50 or 50 percent of the present value of their accounts (excluding ESOP and Flexi Trust accounts) over a period not to exceed 54 months. The annual interest rate is the Prime Rate, as quoted in the Wall Street Journal, plus 1 percent. The amount used to secure a loan is 50 percent of the participant's account balance. The interest rates on the outstanding loans range from 7.75 percent to 10.50 percent as of December 31, 2000.

       Administrative Expenses and Investment Advisory Fees

Administrative expenses such as record keeping fees are paid by the Companies. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings. Investment advisory fees for the Fixed Income Fund and ESOP Fund are paid directly from the fund, which are netted in dividend income on the Combining Statement of Changes in Net Assets Available for Benefits. The trust agreement entitles the Trustee to receive reasonable compensation for services rendered and expenses incurred in the administration and execution of the Plans.

4. TAX STATUS

The Internal Revenue Service issued determination letters stating that the Plans were qualified in accordance with applicable plan design requirements as of their dates. In the opinion of the Plan Administrator and Internal Tax Counsel, the Plans are currently designed and continue to operate in a manner that qualifies them under Internal Revenue Code (IRC) Section 401(a) and, therefore, are exempt from income taxes under the provisions of IRC Section 501(a). Accordingly, no provision for Federal income taxes has been made.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.
                                                                                                   Year Ended December 31,
	2000	1999
SALARIED PLAN:
Net assets available for plan participants per the financial statements	$499,882	$546,852
Amounts allocated to withdrawing participants	-	(332)
Net assets available for plan participants as indicated in the Form 5500	$499,882 =======	$546,520 =======
BARGAINING PLAN:
Net assets available for plan participants per the financial statements	$292,625	$308,999
Amounts allocated to withdrawing participants	(594)	(33)
Net assets available for plan participants as indicated in the Form 5500	$292,031 =======	$308,966 =======
ONAN PLAN:
Net assets available for plan participants per the financial statements	$112,129	$121,547
Amounts allocated to withdrawing participants	(270)	(105)
Net assets available for plan participants as indicated in the Form 5500	$111,859 =======	$121,442 =======
CDC PLAN:
Net assets available for plan participants per the financial statements	$ 36,943	$ 38,359
Amounts allocated to withdrawing participants	(4)	(16)
Net assets available for plan participants as indicated in the Form 5500	$ 36,939 =======	$ 38,343 =======

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500.

                                                                                                     Year Ended December 31,
	2000	1999
SALARIED PLAN:
Benefits paid to participants per the financial statements	$49,283	$40,880
Add: Amounts allocated to withdrawing participants at yearend	-	332
Less: Amounts allocated to withdrawing participants for the previous year	(332)	-
Benefits paid to participants per the Form 5500	$48,951 ======	$41,212 =======
BARGAINING PLAN:
Benefits paid to participants per the financial statements	$28,467	$23,154
Add: Amounts allocated to withdrawing participants at yearend	594	33
Less: Amounts allocated to withdrawing participants for the previous year	(33)	-
Benefits paid to participants per the Form 5500	$29,028 ======	$23,187 =======
ONAN PLAN:
Benefits paid to participants per the financial statements	$11,003	$10,574
Add: Amounts allocated to withdrawing participants at yearend	270	105
Less: Amounts allocated to withdrawing participants for the previous year	(105)	-
Benefits paid to participants per the Form 5500	$11,168 ======	$10,679 =======
CDC PLAN:
Benefits paid to participants per the financial statements	$ 3,865	$ 3,952
Add: Amounts allocated to withdrawing participants at yearend	4	16
Less: Amounts allocated to withdrawing participants for the previous year	(16)	-
Benefits paid to participants per the Form 5500	$ 3,853 ======	$ 3,968 ======

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2000 and 1999, respectively, but not yet paid as of that date.

6. LONG-TERM DEBT

The ESOP Trust issued $72,750 of ESOP Notes due in 1998 with an annual interest rate of 8.76 percent payable semi-annually to the Note holders (see Note 2). Effective July 1998, the ESOP Notes were refinanced at 6.96 percent due 2010 and guaranteed by the Company. The balance of the ESOP note as of December 31, 2000 was $58,150. The final principal payment, $3,150, is due on January 4, 2010.

7. PARTIES-IN-INTEREST AND REPORTABLE TRANSACTIONS

Party-in-interest transactions during the plan year ended December 31, 2000 are included in Schedule I of these statements.

There are no non-participant directed transactions that qualify as reportable transactions during the plan year ended December 31, 2000.

8. RECLASSIFICATION

Certain items in the December 31, 1999 financial statements have been reclassified to conform to the December 31, 2000 classifications.

Schedule I

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLANS

EIN 35-0257090
EIN 41-0965373
EIN 56-1896727

SCHEDULE H, PART IV, LINE 4i: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2000
($ in 000's)
ISSUER/DESCRIPTION	MARKET VALUE
SALARIED:
*Vanguard VMMR Prime Portfolio	$ 1,210
**Cummins Engine Company, Inc. Fixed Income Fund	95,264
*Vanguard Wellington Fund	86,327
*Vanguard U.S. Growth Fund	84,728
*Vanguard Index Trust Fund	107,889
*Vanguard Explorer Fund	26,827
*Vanguard International Fund	9,822
*Vanguard Total Bond Market Index Fund	2,434
*Vanguard Extended Market Index Fund	3,840
*Cummins Engine Company, Inc. Common Stock	130,971
Participant Loans (7.75% - 10.50%)	3,857
$553,169 =======
BARGAINING:
**Cummins Engine Company, Inc. Fixed Income Fund	$128,837
*Vanguard Wellington Fund	52,580
*Vanguard U.S. Growth Fund	29,766
*Vanguard Index Trust Fund	42,106
*Vanguard Explorer Fund	6,945
*Vanguard International Fund	2,095
*Vanguard Total Bond Market Index Fund	992
*Vanguard Extended Market Index Fund	747
*Cummins Engine Company, Inc. Common Stock	21,449
Participant Loans (7.75% - 10.50%)	3,191
$288,708 =======

* Identifies known party-in-interest to the plan

** See detail of Cummins Engine Company, Inc. Fixed Income Fund on Schedule I-A.

ONAN:
**Cummins Engine Company, Inc. Fixed Income Fund	$ 19,744
*Vanguard Wellington Fund	25,130
*Vanguard U.S. Growth Fund	21,448
*Vanguard Index Trust Fund	26,888
*Vanguard Explorer Fund	6,597
*Vanguard International Fund	2,141
*Vanguard Total Bond Market Index Fund	759
*Vanguard Extended Market Index Fund	1,405
*Cummins Engine Company, Inc. Common Stock	6,745
Participant Loans (7.75% - 10.50%)	708
$111,565 =======
LUBRICON:
**Cummins Engine Company, Inc. Fixed Income Fund	$ 10
*Vanguard Wellington Fund	55
*Vanguard U.S. Growth Fund	157
*Vanguard Index Trust Fund	188
*Vanguard Explorer Fund	52
*Vanguard International Fund	37
*Cummins Engine Company, Inc. Common Stock	3
Participant Loans (7.75% - 10.50%)	27
$ 529 ======
CDC:
**Cummins Engine Company, Inc. Fixed Income Fund	$ 8,580
*Vanguard Wellington Fund	5,711
*Vanguard U.S. Growth Fund	7,293
*Vanguard Index Trust Fund	7,594
*Vanguard Explorer Fund	1,944
*Vanguard International Fund	622
*Vanguard Total Bond Market Index Fund	198
*Vanguard Extended Market Index Fund	235
*Cummins Engine Company, Inc. Common Stock	2,558
Participant Loans (7.75% - 10.50%)	1,296
$36,031 ======

* Identifies known party-in-interest to the plan

** See detail of Cummins Engine Company, Inc. Fixed Income Fund on Schedule I-A.

TOTAL:
*Vanguard VMMR Prime Portfolio	$ 1,210
**Cummins Engine Company, Inc. Fixed Income Fund	252,435
*Vanguard Wellington Fund	169,803
*Vanguard U.S. Growth Fund	143,392
*Vanguard Index Trust Fund	184,665
*Vanguard Explorer Fund	42,365
*Vanguard International Fund	14,717
*Vanguard Total Bond Market Index Fund	4,383
*Vanguard Extended Market Index Fund	6,227
*Cummins Engine Company, Inc. Common Stock	161,726
Participant Loans (7.75% - 10.50%)	9,079
$990,002 =======

* Identifies known party-in-interest to the plan

** See detail of Cummins Engine Company, Inc. Fixed Income Fund on Schedule I-A.

Schedule I-A

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLANS

EIN 35-0257090
EIN 41-0965373
EIN 56-1896727

SCHEDULE H, PART IV, LINE 4i: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2000
($ in 000's)

		CONTRACT
SECURITY NAME UNDERLYING ASSET	RATE	VALUE
AIG 1035	5.50%	$ 12,627
AIG 1085	7.05%	5,002
Allstate GA - 6165	6.25%	13,251
Allstate GA - 6174	6.82%	5,529
Bayerische 99 - 016	6.98%	10,146
Canada Life P46010	6.17%	10,101
GE Life & Annuity GA - 3258	5.97%	10,423
John Hancock 8760	6.48%	7,396
John Hancock 9729	6.23%	11,852
Life of Virginia 3144	6.18%	5,842
Mass Mutual 35027	7.05%	6,443
Metropolitan Life 25192	6.63%	5,150
Principal 4 - 15203 - 4	7.32%	10,859
VGI Prime Money Market	6.32%	26,574
		FAIR VALUE
AIG Financial 129128	7.09%
Vanguard Targeted Return Trust (2-01)		10,983
Wrapper		(48)
Caisse Des Depots 317-01	6.78%
FH 78 566 2		1,294
FSPC T - 25 A1		1,062
FNR 1997 - 7 PM		3,954
Wrapper		393
Caisse Des Depots 317 - 02	5.75%
CONHE 1999 - 2 A6		8,675
Wrapper		452
Caisse Des Depots 317 - 03	6.63%
RFMS2 1999 - H14 A4		5,078
Wrapper		(46)
Caisse Des Depots 317 - 04	6.17%
FHR 1711 PD		5,002
Wrapper		-
Deutsche Bank VG - CUM	7.01%
Vanguard Targeted Return Trust (3 - 01)		5,184
Vanguard Targeted Return Trust (1 - 02)		5,220
Wrapper		(96)
Rabobank CUM - 119601	6.78%
Vanguard Short Term Corporate Bond		3,113
Vanguard Total Bond Market		9,870
Wrapper		(136)
Rabobank CUM - 089501	6.90%
Vanguard Short Term Corporate Bond		6,072
Vanguard Total Bond Market		8,051
Wrapper		(155)
Rabobank CUM - 049601	7.08%
Vanguard Total Bond Market Institutional		13,899
Wrapper		(325)
Union Bank of Switzerland 2112	6.88%
Vanguard Total Bond Market		9,409
Vanguard Short Term Corporate Bond		7,711
Wrapper		(166)
West Landesbank 4001	6.28%
Vanguard Targeted Return Trust (2 - 02)		3,033
Vanguard Targeted Return Trust (3 - 02)		3,043
Wrapper		(21)
West Landesbank 4013	6.91%
Vanguard Targeted Return Trust (1 - 05)		2,616
Vanguard Targeted Return Trust (2 - 05)		2,623
Wrapper		(153)
Total Cummins Engine Company, Inc. Fixed Income Fund		$256,786 =======

Schedule II

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLANS

EIN 35-0257090
EIN 41-0965373
EIN 56-1896727

SCHEDULE OF MATCHING CONTRIBUTION FORMULAS
AS OF DECEMBER 31, 2000
Employing Company	Location Code	Location Name	Cash Contribution	ESOP Stock Contribution
Cummins Engine Company	110	Columbus Salary	No	Yes (11)
Cummins Engine Company	111	CBS-Nashville	No	Yes (11)
Cummins Engine Company	120	Columbus DWU	Yes (3)(4)	No
Cummins Engine Company	121	CMEP DWU	Yes (12)	No
Cummins Engine Company	122	DWU New Hires	Yes (12)	No
Cummins Engine Company	130	Columbus OCU	Yes (3)(4)	No
Cummins Engine Company	131	OCU New Hires	Yes (12)	No
Cummins Engine Company	132	CMEP OCU	Yes (12)	No
Cummins Engine Company	135	Columbus Security	No	Yes (11)
Cummins Engine Company	200 (O)	CHS Mgmt. Services	No	Yes (1)(2)
Cummins Engine Company	200 (N)	CHS Mgmt. Services	No	Yes (11)
Cummins Engine Company	240 (O)	CHS Cylinder Head	No	Yes (1)(2)
Cummins Engine Company	240 (N)	CHS Cylinder Head	No	Yes (11)
Cummins Engine Company	250 (O)	CHS Recon	No	Yes (1)(2)
Cummins Engine Company	250 (N)	CHS Recon	No	Yes (11)
Cummins Engine Company	260 (O)	CHS Engr. Test Services	No	Yes (1)(2)
Cummins Engine Company	260 (N)	CHS Engr. Test Services	No	Yes (11)
Cummins Engine Company	291 (O)	Cummins Marine	No	Yes (1)(2)
Cummins Engine Company	291 (N)	Cummins Marine	No	Yes (11)
Cummins Engine Company	300 (O)	Jamestown	No	Yes (1)(2)
Cummins Engine Company	300 (N)	Jamestown	No	Yes (11)
Cummins Engine Company	301	JEP New Hires	No	Yes (11)
Cummins Natural Gas Engines	390	Cummins Natural Gas	No	Yes (11)
Cummins Americas, Inc.	400	Miami PDC	No	Yes (11)
Onan Corporation	550	Onan-Multiple Loc.	Yes (8)	Yes (7)
Onan Corporation	552	Onan OPE St. Peter	Yes (8)	Yes (7)
Fleetguard, Inc.	600	Fleetguard TN Salary	No	Yes (11)
Fleetguard, Inc.	610	Fleetguard Lk Mills Salary	No	Yes (11)
Fleetguard, Inc.	620	Fleetguard Lk Mills Hourly	No	Yes (11)
Fleetguard, Inc.	621	L-M Hourly New Hires	No	Yes (11)
Fleetguard, Inc.	630	Fleetguard TN Hourly	Yes (9)	No
Kuss	650	Kuss Salary	No	Yes (1)(2)
Kuss	651	Kuss Union	No	Yes (1)(2)
Fleetguard-Nelson *	660	Nelson	N/A	N/A
Cummins Engine Company	700	DRC Salary	No	Yes (11)
Cummins Engine Company	720	DRC TN Union	Yes (10)	No
Cummins Engine Company	721	DRC El Paso Hourly	Yes (13)	No
Cummins Engine Company	722	DRC TN Union NH	Yes (10)	No
Cummins Diesel International	810	CDIL	No	Yes (11)
Consolidated Diesel Company	900 (O)	Consolidated Diesel Co.	Yes (13)(6)	No
Consolidated Diesel Company	900 (N)	Consolidated Diesel Co.	Yes (5)	No
Holset Engineering Company	950	Holset Memphis	No	Yes (11)
Holset Engineering Company	951	Holset Charleston	No	Yes (11)
Holset Engineering Company	952	Holset Air Compressors	No	Yes (11)

*Participants at location 660 are ineligible to receive company match.

Matching Contribution Legend

(1)  ESOP Stock Contribution based on 50% of 1st 2% of pay contributed as a Pre-Tax Contribution

(2)   ESOP Stock Contribution based on 50% of 1st $900 of pay contributed as a Basic Savings Contribution

(3)  Cash Contribution of 50% (up to a max of $325) of 1st 2% of pay contributed as a Pre-Tax Contribution

(4)  Cash Contribution of 50% of the 1st $900 of pay contributed as a Basic Savings Contribution

(5)  Cash Contribution of 50% on 1st 6% of pay contributed as a Pre-Tax Contribution

(6)  Cash Contribution based on 50% (up to a max of $900) on 1st $1,800 of pay contributed as a Basic

         Savings Contribution

(7)  ESOP Stock Contribution based on 100% of 1st $250, 75% of next $250, 50% of next $1,000, and

         25% of next $1,000 (max stock match = $1,187.50). NOTE: Applies to Pre-Tax Contributions

(8)  Cash Contribution of 25% of the 1st $1,000 of pay contributed as a Basic Savings Contribution

(9)  Cash Contribution of 50% of the 1st 3% of pay contributed as a Pre-Tax Contribution

(10)  Cash Contribution of 50% of 1st 4% of pay contributed as a Pre-Tax Contribution

(11)  ESOP Stock Contribution based on 50% of 1st 6% of pay contributed as a Pre-Tax Contribution

(12)  Cash Contribution of $1 for $1 up to 2% of gross pay; $.25 on dollar up to next 4% of gross pay for pretax

(13)  Cash contribution of 50% of 1st 2% of pay contributed as a Pre-Tax Contribution

Schedule III

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLANS

EIN 35-0257090
EIN 41-0965373
EIN 56-1896727

SCHEDULE OF EMPLOYING LOCATIONS BY PLAN
AS OF DECEMBER 31, 2000

Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for
Salaried and Non-Bargaining Hourly Employees
EIN # 35-0257090
Plan 020
_____________________________________________________________________
110 Columbus Salary	600 Fleetguard TN Salary
111 CBS Nashville	610 Fleetguard Lake Mills Salary
135 Columbus Security	620 Fleetguard Lake Mills Hourly
200 Charleston Mgmt. Services	621 Fleetguard Lake Mills Hourly New Hires
240 Cylinder Head	650 Kuss Salary
250 Charleston ReCon	660 Nelson
260 Engineering Test	700 DRC Salary
291 Cummins Marine	721 DRC El Paso Hourly
300 Jamestown	810 CDIL
301 Jamestown New Hires	950 Holset Memphis
390 Cummins Natural Gas	951 Holset Charleston
400 Miami PDC	952 Holset Air Compressors

Cummins Engine Company, Inc. Retirement and Savings Plan for
Onan Corporation Employees
EIN # 41-0965373
Plan 025
______________________________________________________________________
550 Onan Multiple Locations	552 Onan OPE St. Peter

Cummins Engine Company, Inc. Retirement and Savings Plan for
Consolidated Diesel Company Employees
EIN # 56-1896727
Plan 020
____________________________________________________________

900 Consolidated Diesel Company

Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for
Bargaining Unit Employees
EIN # 35-0257090
Plan 030
_____________________________________________________________________
120 Columbus DWU	132 CMEP OCU
121 CMEP DWU	630 Fleetguard TN Hourly
122 DWU New Hires	651 Kuss Union
130 Columbus OCU	720 DRC TN Union
131 OCU New Hires	722 DRC TN New Hires

Schedule IV

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLANS

EIN 35-0257090
EIN 56-1896727

SCHEDULE H, PART IV, LINE 4b: SCHEDULE OF LOANS OR FIXED INCOME
OBLIGATIONS IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE

AS OF DECEMBER 31, 2000
($ in 000's)

Plan	Original Amount of Loan	Principal Received During the Year	Unpaid Principal at December 31, 2000	Amount Overdue
CDC	$ 3	$ -	$ 2	$ 1
Salaried	56	1	52	17
Bargaining	82	-	74	27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized .

CUMMINS ENGINE COMPANY, INC.

RETIREMENT AND SAVINGS PLAN

(Name of Plan)

By /s/ Dave C. Wright
          Dave C. Wright
          Secretary - Pension
          Policy Committee